Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

August 8, 2011

Item 3.	News Release

The Company’s news release dated August 8, 2011, was disseminated by Marketwire, Incorporated on August 8, 2011.

Item 4.	Summary of Material Change

The Company announced that both Standard & Poor’s and Moody’s Investors Service have recently raised Panama’s sovereign rating outlook from stable to positive.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 8, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Standard and Poor’s and Moody’s Upgrade Panama Outlook to Positive

Vancouver, BC – August 8, 2011: Petaquilla Minerals Ltd. announces that both Standard & Poor’s and Moody’s Investors Service (“Moody’s”) have recently raised Panama’s sovereign rating outlook from stable to positive.

While maintaining Panama’s investment grade rating at BBB-, Standard and Poor’s improved outlook “reflects the likelihood of an upgrade if the better-than-expected performance of Panama’s economy continues over the next year or two”. Moody’s cited significant improvement, economic growth prospects and the government’s solid balance sheet. These announcements follow a June announcement by Fitch Ratings that it was upgrading Panama's rating to BBB.

Standard & Poor's positive outlook for Panama and suggestion of a likely ratings upgrade is further evidence that the Martinelli Administration's pro-growth policies are creating prosperity for the nation and expanding opportunities for Panamanians," said Alberto Vallarino, Minister of Economy and Finance for the Republic of Panama.

Standard & Poor's reported that higher growth, along with rising investment in Panama's infrastructure could lead to faster-than-expected improvement in the sovereign's financial profile and long-term economic resilience. In addition to highlighting the country's infrastructure investment and responsible fiscal policies, they also credited the improvement in part to tax reform proposed and enacted by the Martinelli Administration

According to Moody’s, the Panamanian economy has continued to show vigorous activity and progress and is well positioned to grow at rates above its potential largely due to the expansion of the Panama Canal and the Panamanian government’s ambitious efforts to improve and modernize the country’s infrastructure. Panama is implementing a 5-year, $20 billion infrastructure investment program.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.